DERRICK & BRIGGS, LLP
A PROFESSIONAL PARTNERSHIP
ATTORNEYS AND COUNSELORS AT LAW
GARY W. DERRICK
CHASE TOWER, 28TH FLOOR
M. COURTNEY BRIGGS
100 NORTH BROADWAY AVENUE
OKLAHOMA CITY, OKLAHOMA 73102-8831

March 31, 2010

Via EDGAR and email to windsorc@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Mr. Christian Windsor, Special Counsel

Re: Life Partners Holdings, Inc.
Form 10-K for Fiscal Year Ended February 28, 2009
File Number 0-07900

Dear Mr. Windsor:

We respectfully request additional time to respond to the Staff's comments dated March 18, 2010, regarding the Form 10-K for the fiscal year ended February 28, 2009 (the "*Form 10-K*"), for Life Partners Holdings, Inc. ("*we*" or "*Life Partners*"). We intend to respond on or before April 5, 2010.

Very truly yours

Gary W. Derrick

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